Boston Properties, Inc.

800 Boylston Street, Suite 1900

Boston, MA 02199-8103

April 8, 2011

VIA EDGAR

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Boston Properties, Inc.

Form 10-K for the year ended December 31, 2010

File No. 001-13087

Dear Mr. Gordon,

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2010 of Boston Properties, Inc. (the “Company”), as set forth in your letter (the “Comment Letter”) dated March 14, 2011 to Michael E. LaBelle, Chief Financial Officer of the Company.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K

General

Comment No. 1

In future periodic filings, with respect to your ATM program, please disclose the amount of shares sold, gross proceeds, net proceeds or offering expenses/commissions, and use of proceeds for sales in the reporting period. In addition, please disclose the amount still available under the program.

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

April 8, 2011

Response to Comment No. 1

In future periodic filings, the Company will provide additional information on the utilization of its ATM program, including the amount of shares sold, gross and net proceeds realized from the sale and a discussion of the use of proceeds. For example, the Company intends to include the following disclosure in its Form 10-Q for the quarter ended March 31, 2011:

“During the first quarter of 2011, the Company utilized its “at the market” (ATM) stock offering program to issue an aggregate of 3,695,215 shares of its common stock for gross proceeds of approximately $350.0 million and net proceeds of approximately $345.7 million. The Company intends to use the net proceeds from the sales for general business purposes, which may include investment opportunities and debt reduction, and pending these uses has invested the cash in short-term, interest bearing accounts. The Company’s ATM stock offering program provided the Company with the ability to sell from time to time up to an aggregate of $400.0 million of its common stock through sales agents for a three-year period. As of March 31, 2011, approximately $50.0 million remained available for issuance under this ATM program.”

Item 2. Properties, page 37

Percentage Leased and Average Annualized Revenue per Square Foot for In-Service Properties, page 41

Comment No. 2

We note your definition of “annualized revenue.” In future periodic filings, please include disclosure that clarifies how tenant concessions impact the calculation. To the extent concessions are not reflected in the measure, please expand the footnote in future periodic filings to quantify how concessions would impact the calculation.

Response to Comment No. 2

The Company presents selected rent data for its In-Service office properties on an annualized basis, which reflects contractual base rent and recoveries from tenants under existing leases as of December 31, 2010 multiplied by twelve. These amounts are not reduced by any abatements (free rent). In future periodic filings, the Company will expand the footnote disclosure to quantify how rent abatements impact the calculation.

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

April 8, 2011

For example, the Company intends to include the following disclosure (as a footnote to the table on page 41) in its Form 10-K for the year ending December 31, 2011:

“(1) Represents the monthly contractual base rents and recoveries from tenants under existing leases as of December 31, 2007, 2008, 2009, 2010 and 2011 multiplied by twelve. These annualized amounts are before rent abatements and include expense reimbursements, which may be estimates as of such date. The aggregate amount of rent abatements per square foot under existing leases as of December 31, 2007, 2008, 2009, 2010 and 2011 for the succeeding twelve month period is xx, xx, xx, xx and xx, respectively.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Comment No. 3

In future periodic filings, please include capitalization rates for material acquisitions and/or dispositions of properties. Also include a clear description of how you calculate capitalization rates, including how you calculate NOI for these purposes.

Response to Comment No. 3

The Company will consider including capitalization rates for material acquisitions and/or dispositions in future periodic filings. To the extent that the Company includes capitalization rates for material acquisitions and/or dispositions in future periodic filings, it will also describe how it calculated the capitalization rate it used, including how it calculates NOI for such purposes. Regardless of whether the Company provides a capitalization rate for a material acquisition or disposition, it will comply with the disclosure requirements of Item 303 of Regulation S-K that are applicable to its future periodic filings, including the requirement under Item 303(a)(3) to “[d]escribe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations.” The Company believes that it can satisfy applicable requirements relating to the disclosure of material acquisitions and dispositions in its future periodic filings, as it has in the past, without providing capitalization rates.

In past periodic filings, the Company has provided detailed information to investors regarding its material acquisitions and dispositions, including descriptions of the actual transactions, purchase price or sale price information and information regarding the impact of the acquisition or disposition on the Company’s operating results.

The Company’s only recent material acquisitions were the acquisitions of the John Hancock Tower and Garage in Boston, Massachusetts on December 29, 2010, the General Motors Building in New York City, New York on June 9, 2008, 540 Madison Avenue and Two Grand Central Tower in New York City, New York on August 12, 2008 and 125 West 55th Street in New York City, New York on August 13, 2008. We refer to 540 Madison Avenue, Two Grand

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

April 8, 2011

Central Tower and 125 West 55th Street collectively herein as the “Other NY Assets.” The General Motors Building and the Other NY Assets were acquired through unconsolidated joint ventures in which the Company has a 60% interest.

The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section (the “MD&A”) in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 describes the acquisition of the John Hancock Tower and Garage, including the purchase price, and refers the reader to Note 3 to the Company’s consolidated financial statements. Note 3 to the Company’s consolidated financial statements presents an allocation of the purchase price and unaudited pro forma information for the years ended December 31, 2010 and 2009 giving effect to the acquisition of the John Hancock Tower and Garage as if it had occurred on January 1, 2009.

Note 4 to the consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 describes the acquisition of the General Motors Building and presents the allocation of the purchase price of the General Motors Building. The MD&A section in this Form 10-Q presents selected projected financial information for the joint venture that owns the General Motors Building for the six months ending December 31, 2008.

Similarly, Note 4 to the consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 describes the acquisitions of the General Motors Building and the Other NY Assets and presents the allocation of the purchase price of the General Motors Building and the aggregate purchase price of the Other NY Assets. The MD&A section in this Form 10-Q presents actual financial information for the joint venture that owns the General Motors Building for the three months ended September 30, 2008 and actual aggregate financial information for the joint ventures that own the Other NY Assets for the period from August 12, 2008 (or, in the case of 125 West 55th Street, August 13, 2008) to September 30, 2008.

The MD&A section in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 describes the acquisitions of the General Motors Building and the Other NY Assets, including the purchase prices, and presents actual financial information for the joint venture that owns the General Motors Building for the period from June 9, 2008 to December 31, 2008 and actual aggregate financial information for the joint ventures that own the Other NY Assets for the period from August 12, 2008 (or, in the case of 125 West 55th Street, August 13, 2008) to December 31, 2008.

In past periodic filings, the Company has provided investors with detailed information regarding its dispositions. In the MD&A sections of the Company’s past periodic filings, it has presented detailed information to investors regarding the impact of dispositions on its results of operations in its period-to-period comparisons to the extent that the disposition was not included in

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

April 8, 2011

discontinued operations. The comparisons of operating results for the periods presented in these periodic filings show the changes in revenue and expenses attributable to the properties that the Company sold, which allows investors to extrapolate how the dispositions will impact the Company’s future performance. The Company has also discussed discontinued operations in the MD&A sections of the Company’s past periodic filings.

The Company believes that it has provided all of the material information regarding its material acquisitions and dispositions necessary for investors to understand the future impact such acquisitions and dispositions will have on the Company’s results of operations. The Company expects to provide similar disclosure regarding material acquisitions and dispositions in future periodic filings. Additionally, to the extent material acquisitions and/or dispositions require disclosure in Current Reports on Form 8-K or require filing of financial statements pursuant to Rule 3-14 of Regulation S-X, the Company will comply with such requirements.

Comment No. 4

In future filings please include additional analysis of your capital expenditures by breaking down total capital expenditures between new development, redevelopment/renovations, tenant allowances and other capital expenditures by year. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future.

Response to Comment No. 4

In future periodic filings, the Company will breakout in tabular format capital expenditures between construction in progress, building and other capital improvements, and tenant improvements (see response to Comment No. 8 below). The Company will also provide a narrative explaining material period-to-period fluctuations and comment, to the extent material, on future trends.

Results of Operations, page 56

Comment No. 5

In future periodic filings, please expand your disclosure regarding period to period changes in property revenues to address the relative impact of same store occupancy changes and average rent changes on the results.

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

April 8, 2011

Response to Comment No. 5

In future periodic filings, the Company will expand its disclosure regarding period-to-period changes in property revenues to address, to the extent material, the relative impact of same store occupancy changes and average rent changes on the results.

Comment No. 6

In future periodic filings, please provide more detailed disclosure regarding trends in your tenant improvement costs and leasing commissions.

Response to Comment No. 6

The Company notes that it discloses in each Form 10-K the aggregate tenant improvement and lease commission obligations in its “Contractual Obligations” table. Please see (1) page 94 of the Form 10-K filed on March 2, 2009, (2) page 92 of the Form 10-K filed on February 25, 2010 and (3) page 92 of the Form 10-K filed on February 25, 2011. The Company also notes that, as required by Item 303 of Regulation S-K, when material, it regularly includes information in the “Overview” section of its MD&A with respect to trends and uncertainties in the terms of leasing transactions, including associated transaction costs. For example, the Company has regularly provided its estimate of the average rent currently paid by its office tenants compared to the current market rates for comparable space (i.e., the “mark-to-market”), as well as its assessment of overall trends and uncertainties in transaction costs (including tenant improvement allowances, lease commissions and free rent periods) that it reasonably expects may have a material impact on future periods. Please see, for example:

(1) page 50 of the Form 10-K filed on February 25, 2011:

•

“…we continue to believe that general office market conditions are dependent on the impact of a recovery in the labor markets, and we are therefore not predicting significant rental rate growth or markedly fewer landlord concessions in the near-term.”

(2) page 46 of the Form 10-K filed on February 25, 2010:

•	“Rental rates have declined and transaction costs (including tenant improvement allowances and free rent periods) have increased.”

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

April 8, 2011

(3) page 29 of the Form 10-Q filed on November 5, 2009:

•

“Although leasing activity has improved in selected markets, we believe that overall demand for office space will be driven by lease expirations, and until there is meaningful job growth, market conditions will remain challenging. Furthermore new leasing will likely be evidenced by relatively greater transaction costs and lower rental rates.”

(4) page 28 of the Form 10-Q filed on August 6, 2009:

•

“We expect our leasing strategies will be successful, but, in general, the negotiations are likely to take more time to complete and the transactions will likely be evidenced by greater than historical transaction costs.”

The Company believes its existing disclosure is compliant with the requirements of Item 303 of Regulation S-K. To the extent known trends or uncertainties with respect to tenant improvement allowances or leasing commissions exist in the future that the Company reasonably expects to have a material impact on the Company, the Company will describe these trends and uncertainties in its future periodic filings.

Comment No. 7

We note your disclosure that the “same store portfolio” excludes properties that are repositioned after the beginning of the earliest period presented. In future periodic filings, to the extent a property is moved from the same store portfolio to the repositioned portfolio during the reporting period, please include footnote disclosure identifying the property.

Response to Comment No. 7

In future periodic filings, to the extent a property is moved from the same store portfolio to the repositioned portfolio during the reporting period, the Company will indentify the subject property and disclose its impact on the Company’s results of operations.

Comment No. 8

We note that you have included acquisitions of properties and capital expenditures on one line item in the investing section of the cash flow statement. In future filings please present these as separate line items within investing activities due to their significance. For 2010 and 2009 please tell us the amount that was related to acquisition of properties and the amount that was related to capital expenditures.

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

April 8, 2011

Response to Comment No. 8

In future periodic filings, the Company will provide separate line items within the section of the Consolidated Statements of Cash Flows entitled “Cash flows from investing activities” (see page 104) that present the amounts related to acquisitions of real estate, construction in progress, building and other improvements, and tenant improvements. For 2010 and 2009, the detail of these amounts is as follows:

	For the year ended December 31,
	2010	2009

Acquisitions of real estate	$394,363	$3,664

Construction in progress	321,978	371,958

Building and other capital improvements	20,683	28,630

Tenant improvements	113,495	38,592

Acquisitions/additions to real estate per the Consolidated Statements of Cash Flows	$850,519	$442,844

As requested in the Comment Letter, the Company hereby acknowledges the following:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (617) 236-3352, Arthur S. Flashman, Vice President, Controller at (617) 236-3463, or Eric G. Kevorkian, Senior Vice President, Senior Corporate Counsel at (617) 236-3354.

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

April 8, 2011

Sincerely,

/s/ Michael E. LaBelle

Michael E. LaBelle Senior Vice President, Chief Financial Officer of Boston Properties, Inc.

cc:	Arthur S. Flashman

Vice President, Controller

Eric G. Kevorkian

Senior Vice President, Senior Corporate Counsel

Daniel P. Adams, Esq.

Goodwin Procter LLP